SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number: 000-19720

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

ABAXIS TAX DEFERRAL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Abaxis, Inc.

3240 Whipple Road
Union City, California 94587

Abaxis Tax Deferral
Savings Plan
Financial Statements
December 31, 2004 and 2003

ABAXIS TAX DEFERRAL
SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Abaxis Tax Deferral Savings Plan

We have audited the financial statements of the Abaxis Tax Deferral Savings Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 15, 2005

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets:
Investments, at fair value	$4,343,423	$3,717,416
Participant loans	15,365	4,045

Assets held for investment purposes	4,358,788	3,721,461
Employees’ contribution receivable	16,562	—

Net assets available for benefits	$4,375,350	$3,721,461

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$413	$290
Net realized and unrealized appreciation in fair value of investments	82,535	1,497,049

	82,948	1,497,339

Contributions:
Participants’	670,505	506,932
Employer’s	74,342	157,225

	744,847	664,157

Total additions	827,795	2,161,496

Deductions from net assets attributed to:
Withdrawals and distributions	143,675	265,334
Administrative expenses	30,231	19,875

Total deductions	173,906	285,209

Net increase in net assets	653,889	1,876,287
Net assets available for benefits:
Beginning of year	3,721,461	1,845,174

End of year	$4,375,350	$3,721,461

See notes to financial statements.

ABAXIS TAX DEFERRAL
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Abaxis Tax Deferral Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan containing a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code. The Plan was established on December 1, 1990 by Abaxis, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator to process and maintain the records of participant data and with Security Trust Company (STC) to act as the trustee and custodian of Plan assets. In January 2004, American Stock Transfer and Trust Company acquired the assets and operations of STC and replaced STC as the custodian of the Plan. Effective February 2004, the Company contracted with Charles Schwab Trust Company (CSTC) to act as Plan custodian and trustee.
Substantially all expenses incurred for administering the Plan are paid by the Plan.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeited nonvested accounts at December 31, 2004 and 2003 totaled approximately $9,700 and $44,000, respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer’s contribution for the year ended December 31, 2004 amounted to approximately $72,000; none were used in 2003.

Investments — At December 31, 2004 and 2003, investments of the Plan were held by CSTC and STC, respectively, and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company’s common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving a favorable determination letter dated October 22, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by CSTS, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The employer’s discretionary matching contribution is invested in the Company’s common stock or cash as elected by the Board. Participants may contribute to the Company common stock fund and may transfer funds from the Company common stock fund to other Plan investment options. No participant is permitted to allocate more than 20% of his or her vested contributions to the Abaxis, Inc. Common Stock Fund.

Aggregate investment in Company common stock at December 31, 2004 and 2003 was as follows:

Date	Number of shares	Fair value
2004	65,465	$948,588
2003	77,985	$1,410,749

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company may make discretionary matching contributions and a discretionary profit sharing contribution as defined in the Plan and as approved by the Board of Directors. In 2004 and 2003, the Company matched 50% of each eligible participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation on a quarterly basis. No discretionary profit sharing contribution has been made in 2004 and 2003.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching contributions and discretionary profit sharing contribution allocated to their account after four years of credited service.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 6% to 6.75%.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003
Abaxis, Inc. Common Stock Fund	$948,588	$1,410,749
Munder Index 500 Fund		323,892
Metlife Stable Value Fund	461,335	310,267
Strong Government Securities Fund		288,116
American Funds Growth Fund R4		275,636
Davis New York Venture Fund		267,333
Artisan Mid Cap Fund	335,019	243,703
Weitz Partners Value Fund		198,459
Calvert Income Fund	402,739	—
Davis New York Venture Fund	432,521	—
Dreyfus Premier Int’l Value Fund	271,087	—
First Eagle Overseas Fund	257,733	—
Goldman Sachs Mid Cap Value Fund	243,408	—
Growth Fund of America	332,841	—
Schwab S&P500 Inv SHS	540,676	—
Other funds individually less than 5% of net assets	132,841	403,306

Assets held for investment purposes	$4,358,788	$3,721,461

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003
Common stock	$(256,128)	$1,097,160
Mutual funds	338,663	399,889

	$82,535	$1,497,049

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 6 — SUBSEQUENT EVENT

As of June 15, 2005, the share price of the Abaxis common stock held by the Plan decreased by approximately 22% since December 31, 2004.

SUPPLEMENTAL SCHEDULE

ABAXIS TAX DEFERRAL SAVINGS PLAN	EIN: 77-0213001 PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
*	Abaxis, Inc.	Common stock	948,588
	Metlife Stable Value Fund	Mutual fund	461,335
	Artisan Mid Cap Fund	Mutual fund	335,019
	Calvert Income Fund	Mutual fund	402,739
	Davis New York Venture Fund	Mutual fund	432,521
	Dreyfus Premier Int’l Value Fund	Mutual fund	271,087
	First Eagle Overseas Fund	Mutual fund	257,733
	Goldman Sachs Mid Cap Value Fund	Mutual fund	243,408
	Growth Fund of America	Mutual fund	332,841
	Schwab S&P500 Inv SHS	Mutual fund	540,676
	Royce Low Priced Stock FD	Mutual fund	116,126
*	Schwab Retirement Money Market Fund	Money Market	1,350
*	Participant loans	Interest rates ranging from 6% to 6.75%	15,365

		Total	$4,358,788

*	Party-in-interest

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis Tax Deferral Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABAXIS TAX DEFERRAL SAVINGS PLAN

	By:	/s/ Alberto Santa Ines

Date: June 29, 2005		Alberto Santa Ines Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

	By:	/s/ Zara Thomas

Zara Thomas Member of Abaxis Tax Deferral Savings Plan Administrative Committee, as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM